SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of February, 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



             RYANAIR'S CUSTOMER SERVICE STATISTICS FOR JANUARY 2008


Ryanair, Europe's largest low fares airline, today (Monday, 18th February 2008) released its customer service statistics for January. Ryanair is committed to publishing customer service statistics each month and these confirm that Ryanair delivers Europe's best customer service.



   -89% of all Ryanair's 28,000 plus flights during January arrived on time.

   - Less than 1 (0.88) complaint per 1,000 passengers.

   - Less than 1 (0.61) mislaid bag per 1,000 passengers.

 Customer Services Statistics January                    2007    2008

On-time flights                                           89%     89%
Complaints per 1,000 pax                                 1.18     .88
Baggage complaints per 1,000 pax                          .71     .61
Complaints answered with 7 days                           99%     99%



  - Ryanair is the No.1 on-time airline beating Easyjet every week in 2003, 2004, 2005, 2006, 2007 and so far in 2008.

  - Ryanair is Europe's only airline to guarantee both the lowest fares and 'no fuel surcharges ever.'

  - Ryanair is also Europe's most environmentally efficient airline, operating Europe's youngest, most fuel efficient fleet.



Ends                                Monday, 18th February 2008


For further information:

Peter Sherrard - Ryanair            Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228              Tel: 00 353 1 4980 300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  18 February, 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director